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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                    FORM 6-K


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For the month of November, 2002





                                  WACOAL CORP.
                 (Translation of Registrant's Name into English)




                      29, Nakajima-cho, Kisshoin, Minami-ku
                                  Kyoto, Japan
                    (Address of principal executive offices)




     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                          Form 20-F  X  Form 40-F
                                    ---           ---



     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes     No  X
                                   ---    ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A
                                                 ---

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                                  WACOAL CORP.
                                    Form 6-K

                                TABLE OF CONTENTS

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
Item 1.   Announcement of Public Share Offering and Pricing of the Offering               3

Signature                                                                                 4

Exhibit Index                                                                             5

Exhibit 1  Announcement of Public Share Offering                                          6

Exhibit 2  Announcement of Pricing of Public Share Offering                               9
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Item 1. ANNOUNCEMENT OF PUBLIC SHARE OFFERING AND PRICING OF THE OFFERING

     On November 28, 2002, we announced the public offering of 6,500,000 shares of Wacoal common stock by certain of our shareholders, and on December 5, 2002 we announced the pricing and other details of the public offering. Attached as
Exhibit 1 and Exhibit 2 hereto are English translations of these announcements.

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                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                     WACOAL CORP.
                                     (Registrant)



                                     By: /s/  Nobuhiro Matsuda
                                         ------------------------------------
                                         Nobuhiro Matsuda
                                         Corporate Officer
                                         Director of Finance, Corporate Planning


Date: December 10, 2002


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                                  EXHIBIT INDEX


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Exhibit 1     Announcement of Public Share Offering                        6

Exhibit 2     Announcement of Pricing of Public Share Offering             9
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